August 15, 2024

Kenneth Hvid
President and Chief Executive Officer
Teekay Tankers Ltd.
4th Floor, Belvedere Building
69 Pitts Bay Road
Hamilton HM 08, Bermuda

       Re: Teekay Tankers Ltd.
           Registration Statement on Form F-4
           Filed August 7, 2024
           File No. 333-281340
Dear Kenneth Hvid:

       This is to advise you that we have not reviewed and will not review your registration statement.

       Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Timothy S. Levenberg at 202-551-3707 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Energy &
Transportation
cc:   David Matheson, Esq., of Perkins Coie LLP